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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               Amendment No. 1*

                              Angeion Corporation
                 ---------------------------------------------
                               (Name of Company)

                    Common Stock, par value $.01 per share
                 ---------------------------------------------
                        (Title of Class of Securities)

                                  03462H 10 7
                 ---------------------------------------------
                                (CUSIP Number)

                            James C. Colihan, Esq.
                               Coudert Brothers
                          1114 Avenue of the Americas
                       New York, NY 10036 (212) 626-4400
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 2, 1998
                 ---------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Page 2 of 5 Pages

CUSIP No. 03462H 10 7                                   13D
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1        Name of Reporting Person           Synthelabo
         S.S. or I.R.S. Identification No. of Above Person        000-00-0000
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2        Check the Appropriate Box If a Member of a Group*

                  a.   /__/

                  b.   /__/
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3        SEC Use Only
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4        Source of Funds*

                  WC
------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /__/

------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                    France
------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of
   Shares                           5,782,090
Beneficially
  Owned By                 8        Shared Voting Power
    Each                             0
  Reporting
   Person                  9        Sole Dispositive Power
    With
                                    5,782,090

                           10       Shared Dispositive Power

                                    0

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   5,782,090
------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*  /__/

------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)

                           15.7%
------------------------------------------------------------------------------

14       Type of Reporting Person

                           CO
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page 3 of 5 Pages

This Amendment No. 1 (this "Amendment") to the Schedule 13D filed on December 19, 1997 (the "Schedule 13D") on behalf of Synthelabo, a societe anonyme organized under the laws of France ("Synthelabo"), relates to the Common Stock, par value $.01 per share ("Common Stock"), of Angeion Corporation, a Minnesota corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


Item 1.  Security and Company.

         This Amendment relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 7601 Northland Drive, Brooklyn Park, MN 55428.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Amendment relates to the acquisition as of September 2, 1998 by Synthelabo for $5,000,000 in cash of (i) 1,362,398 additional shares of Common Stock of the Issuer (the "Additional Shares"), and (ii) a Common Stock Purchase Warrant (the "Additional Warrant") entitling Synthelabo to acquire an additional 817,439 shares of Common Stock of the Issuer pursuant to the Amended and Restated Investment and Master Strategic Relationship Agreement, dated as of October 9, 1997, between the Issuer and Synthelabo (the "Investment Agreement"). The source of the funds for such payment was working capital of Synthelabo.

Item 4.  Purpose of Transaction.

         Synthelabo acquired the Additional Shares and the Additional Warrant for investment purposes and in connection with a strategic relationship formed between Synthelabo and the Issuer which includes a joint venture between the Issuer and an indirect, wholly-owned subsidiary of Synthelabo and other commercial relationships. The Additional Shares and the Additional Warrant represent the first of up to three mandatory purchases by Synthelabo of $5,000,000 each of Issuer Common Stock and warrants provided for in the Investment Agreement upon the attainment by the Issuer of certain milestones. The Additional Shares were calculated in accordance with the terms of the Investment Agreement by dividing $5,000,000 by $3.67 representing a 30% premium over the average quoted price of the Common Stock for all trading days within the fifteen (15) trading days ending two days prior to the public announcement by the Issuer of its achievement of the milestone triggering the second mandatory purchase. The Additional Warrant is immediately exercisable at an exercise price of $3.67 per share and has an expiration date of September 2, 2001. Synthelabo may sell all or a portion of its shares of Issuer Common Stock in open-market or private transactions, depending upon prevailing market conditions or other factors, each in accordance with and subject to the terms of the Investment Agreement and applicable securities laws. Pursuant to the Investment Agreement, Synthelabo has the right to designate one nominee to serve upon appointment or election to the Board of Directors.

         The Reporting Person continues to have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this statement on
         Schedule 13D shall be deemed to preclude the Reporting Person from developing or implementing any such plan or proposal.

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Page 4 of 5 Pages

Item 5.  Interest in Securities of the Company.

         (a) Synthelabo is the direct beneficial owner of an aggregate of 5,782,090 shares of the Common Stock of the Issuer, 3,613,806 shares currently held by Synthelabo and 2,168,284 shares subject to the Warrant and the Additional Warrant, which constitute approximately 15.7% of the issued and outstanding shares of the Common Stock of the Issuer based upon information contained in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1998 and filed on August 13, 1998.

         (b) Synthelabo has sole power to vote and dispose of all of the shares beneficially owned by it as reported above.

         (c) Synthelabo acquired the Additional Shares and the Additional Warrant as of September 2, 1998 in a privately negotiated transaction for an aggregate purchase price of $5,000,000.

         (d) Not applicable.

         (e) Not applicable.

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Page 5 of 5 Pages


                                   SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 1998

SYNTHELABO


By:      /s/ Herve Guerin
   ----------------------------------------------------
         Name:    Herve Guerin
         Title:   President du Conseil d'Administration